FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the period from February 6, 2003 to February 13, 2003

Metallica Resources Inc.

(Translation of registrant’s name into English)

36 Toronto Street, Suite 1000

Toronto, Ontario M5C 2C5  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________    No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By:

/s/ Bradley J. Blacketor

Name:

Bradley J. Blacketor

Title:

Chief Financial Officer

Dated:  February 13, 2003

The following attached documents are filed under this Form 6-K:

EXHIBIT A:

Press Release #03-02 dated February 11, 2003

EXHIBIT B:

Material Change Report dated February 11, 2003

EXHIBIT C:

Press Release #03-03 dated February 13, 2003

EXHIBIT D:

Material Change Report dated February 13, 2003

EXHIBIT A

Press Release No. 03-02

METALLICA RESOURCES ANNOUNCES C$15 MILLION PRIVATE PLACEMENT FINANCING

February 11, 2003, Toronto, Ontario - Metallica Resources Inc. (TSE: MR, OTC BB: METLF) is pleased to announce that the Company has engaged Canaccord Capital Corporation, Griffiths McBurney & Partners and Yorkton Securities Inc. (the "Agents") to raise, on a best efforts basis, up to C$15 million by way of a private placement .. The financing is scheduled to close on or about March 11, 2003 and is subject to regulatory approvals ..

The net proceeds from the private placement will be used to fund the initial payments due in connection with the acquisition from Glamis Gold Ltd. of the 50% interest in the Cerro San Pedro gold project not already owned by Metallica (as previously announced), initial development of the Cerro San Pedro project , and general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further details on Metallica Resources and its Cerro San Pedro Gold Project please visit the company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall

President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS.  THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.

EXHIBIT B

Material Change Report

METALLICA RESOURCES INC.

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1.

Reporting Issuer:

Metallica Resources Inc.

c/o Metallica Management Inc.

3979 East Arapahoe Road, Suite 100

Littleton, Colorado 80122

Item 2.

Date of Material Change

February 11, 2003

Item 3.

Press Release

The press release attached as Attachment “A” was released over Business Wire in the United States and CCN Matthews in Canada on February 11, 2003 pursuant to section 75(1) of the Act.

Item 4.

Summary of Material Change

Metallica Resources Inc. announces that it has engaged Canaccord Capital Corporation, Griffiths McBurney & Partners and Yorkton Securities Inc. to raise, on a best efforts basis, up to C$15 million by way of a private placement.  The financing is scheduled to close on or about March 11, 2003 and is subject to regulatory approvals.  The net proceeds from the private placement will be used to fund the initial payments due in connection with the acquisiton from Glamis Gold Ltd. of the 50% interest in the Cerro San Pedro gold project not already owned by Metallica, initial development of the Cerro San Pedro project and general corporation purposes.

 Item 5.

Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.

Reliance on Section 75(3) of the Act

not applicable

Item 7.

Omitted Information

not applicable

Item 8.

Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall

Metallica Resources Inc.

c/o Metallica Management Inc.

3979 East Arapahoe Road, Suite 100

Littleton, Colorado 80122

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at the Littleton, Colorado office on February 11, 2003.

“Richard J. Hall”
                                                             Richard J. Hall, President & CEO

ATTACHMENT #A

Press Release No. 03-02

METALLICA RESOURCES ANNOUNCES C$15 MILLION PRIVATE PLACEMENT FINANCING

February 11, 2003, Toronto, Ontario - Metallica Resources Inc. (TSE: MR, OTC BB: METLF) is pleased to announce that the Company has engaged Canaccord Capital Corporation, Griffiths McBurney & Partners and Yorkton Securities Inc. (the "Agents") to raise, on a best efforts basis, up to C$15 million by way of a private placement .. The financing is scheduled to close on or about March 11, 2003 and is subject to regulatory approvals ..

The net proceeds from the private placement will be used to fund the initial payments due in connection with the acquisition from Glamis Gold Ltd. of the 50% interest in the Cerro San Pedro gold project not already owned by Metallica (as previously announced), initial development of the Cerro San Pedro project , and general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further details on Metallica Resources and its Cerro San Pedro Gold Project please visit the company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall

President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS.  THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.

EXHIBIT C

Press Release No. 03-03

METALLICA RESOURCES ANNOUNCES ACQUISITION OF GLAMIS’ INTEREST IN THE CERRO SAN PEDRO, MEXICO PROJECT

February 13, 2003, Toronto, Ontario - Metallica Resources Inc. (TSE: MR, OTC BB: METLF) is pleased to announce that it has closed the previously announced agreement to acquire Glamis Gold Ltd.’s 50 percent interest in the Cerro San Pedro gold and silver project located in central Mexico.  Metallica now owns 100 percent of the Cerro San Pedro project.   Metallica has made the initial US$2 million payment to Glamis, and must make further payments totaling US$16 million ..  Details of the payment terms are set out in Metallica’s news release dated February 5, 2003.

Metallica has estimated a mineable reserve at Cerro San Pedro of 61.1 million tonnes grading 0.59 grams per tonne of gold and 24.0 grams per tonne of silver at a waste-to-ore ratio of 1.21 to 1.  This equates to approximately 1.2 million ounces of gold and 47 million ounces of silver, or approximately 1.8 million ounces of gold equivalent when using metal prices of $325 per ounce gold and $4.62 per ounce silver.  These estimates were obtained using the same parameters as contained in Glamis’ 2000 feasibility study, except for the use of higher gold and silver prices of $325 and $4.62 per ounce and higher operating costs to reflect the anticipated use of a contract mining company.  William L. Rose, P.E. of WLR Consulting, Inc estimated Metallica’s mineable reserve.  Mr. Rose is a qualified person as defined by National Instrument 43-101.

All federal, state and municipal permits necessary to commence construction at Cerro San Pedro have been received, subject to compliance with certain items contained within the permits.

For further details on Metallica Resources and its Cerro San Pedro project, please visit the company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall

President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS.  THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.

EXHIBIT B

Material Change Report

METALLICA RESOURCES INC.

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1.

Reporting Issuer:

Metallica Resources Inc.

c/o Metallica Management Inc.

3979 East Arapahoe Road, Suite 100

Littleton, Colorado 80122

Item 2.

Date of Material Change

February 13, 2003

Item 3.

Press Release

The press release attached as Attachment “A” was released over Business Wire in the United States and CCN Matthews in Canada on February 13, 2003 pursuant to section 75(1) of the Act.

Item 4.

Summary of Material Change

Metallica Resources Inc. announces that it has closed the previously announced agreement to acquire Glamis Gold Ltd.’s 50 percent interest in the Cerro San Pedro gold an silver project located in central Mexico.  Metallica now owns 100 percent of the Cerro San Pedro project.  Metallica has made the initial US$2 million payment to Glamis, and must make further payments totaling US$16 million.  Details of the payment terms are set out in Metallica’s news release dated February 5, 2003.

 Item 5.

Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.

Reliance on Section 75(3) of the Act

not applicable

Item 7.

Omitted Information

not applicable

Item 8.

Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall

Metallica Resources Inc.

c/o Metallica Management Inc.

3979 East Arapahoe Road, Suite 100

Littleton, Colorado 80122

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at the Littleton, Colorado office on February 13, 2003.

“Richard J. Hall”
                                                            Richard J. Hall, President & CEO

ATTACHMENT #A

    Press Release No. 03-03

METALLICA RESOURCES ANNOUNCES ACQUISITION OF GLAMIS’ INTEREST IN THE CERRO SAN PEDRO, MEXICO PROJECT

February 13, 2003, Toronto, Ontario - Metallica Resources Inc. (TSE: MR, OTC BB: METLF) is pleased to announce that it has closed the previously announced agreement to acquire Glamis Gold Ltd.’s 50 percent interest in the Cerro San Pedro gold and silver project located in central Mexico.  Metallica now owns 100 percent of the Cerro San Pedro project.   Metallica has made the initial US$2 million payment to Glamis, and must make further payments totaling US$16 million ..  Details of the payment terms are set out in Metallica’s news release dated February 5, 2003.

Metallica has estimated a mineable reserve at Cerro San Pedro of 61.1 million tonnes grading 0.59 grams per tonne of gold and 24.0 grams per tonne of silver at a waste-to-ore ratio of 1.21 to 1.  This equates to approximately 1.2 million ounces of gold and 47 million ounces of silver, or approximately 1.8 million ounces of gold equivalent when using metal prices of $325 per ounce gold and $4.62 per ounce silver.  These estimates were obtained using the same parameters as contained in Glamis’ 2000 feasibility study, except for the use of higher gold and silver prices of $325 and $4.62 per ounce and higher operating costs to reflect the anticipated use of a contract mining company.  William L. Rose, P.E. of WLR Consulting, Inc estimated Metallica’s mineable reserve.  Mr. Rose is a qualified person as defined by National Instrument 43-101.

All federal, state and municipal permits necessary to commence construction at Cerro San Pedro have been received, subject to compliance with certain items contained within the permits.

For further details on Metallica Resources and its Cerro San Pedro project, please visit the company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall

President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS.  THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.